EXHIBIT 99.1

Skylight Health Announces Award of US Clinical Trial

Skylight Health has been selected as a clinical site to enroll patients for a clinical research trial investigating ADG20, a broadly neutralizing monoclonal antibody, for use in the prevention of COVID-19

  The Skylight Health Research Team will work to bring industry-sponsored clinical trials to Skylight Health clinics, beginning in Massachusetts.
  The Massachusetts clinic has been selected to participate as a recruiting clinical site for a Phase 2/3 clinical trial evaluating ADG20 for the prevention of symptomatic COVID-19 in both post-exposure and pre-exposure populations.
  This is a grant-supported clinical trial that provides accretive revenue contribution that is complementary to the growth of Skylight’s core business and has future opportunities for additional contribution.
  The Skylight Health Research Team was awarded this trial in a highly competitive process, a milestone for our team that represents a long-term opportunity for our company.
  This trial comes as part of Skylight Health’s partnership with ClinEdge announced earlier this year.

TORONTO, June 02, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (TSXV:SHG; OTCQX: SHGFD) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, announced today that they have signed a contract with Adagio Therapeutics, Inc. (“Adagio”) to enroll patients into the Phase 2/3 trial (EVADE) evaluating Adagio’s monoclonal antibody, ADG20, designed to be a potent, long-acting and broadly neutralizing antibody for both the treatment and prevention of COVID-19.

Skylight Health’s clinic in Burlington, MA will enroll both existing Skylight Health patients as well as individuals from the general population. The trial itself is a randomized, double-blind, placebo-controlled trial, meaning that participants will have a 50/50 chance of receiving either the monoclonal antibody, ADG20, or a placebo. Seeking to determine if ADG20, compared to a placebo, is safe and efficacious in preventing symptomatic COVID-19, the trial seeks to enroll two separate populations: (1) individuals with known exposure to a person with laboratory-confirmed SARS-CoV-2 infection (post-exposure); and (2) individuals who are at increased risk for SARS-CoV-2 infection (pre-exposure). The trial population also includes individuals at risk of generating poor vaccine response, such as those who are immunocompromised. The primary endpoint is the proportion of participants with laboratory-confirmed symptomatic COVID-19 through Day 28 for the post-exposure cohort and through six months for the pre-exposure cohort. Participants will be followed for 12 months following receipt of the trial product (ADG20 or placebo). Approximately 100 clinics sites will participate internationally to enroll 6,400 participants for the EVADE trial.

“We are incredibly excited to have the opportunity to partner with Adagio on this important initiative. Skylight Health is dedicated to contributing to the advancement of medical science and participating in clinical trials as a recruiting site to provide the opportunity for patients to access ground-breaking treatments and preventative measures. This trial comes at a pivotal moment in the fight against the COVID-19 pandemic while SARS-CoV-2 variants are on the rise and vaccine supply and acceptance struggles continue worldwide,” said Alisha Garibaldi, Clinical Research Manager.

Skylight Health will be responsible for consenting, enrolling, administering the investigational product (or placebo), and following trial participants while monitoring for safety and the onset of any COVID-19-like symptoms.

Skylight Health will be compensated for all trial-related activities as part of the agreement with Adagio, with compensation tied directly to successfully enrolling and following research participants. Participants are also compensated for their time in the trial.

About Adagio Therapeutics

Adagio is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of antibody-based solutions for infectious diseases with pandemic potential. Their candidates are engineered using best-in-industry antibody discovery capabilities and are designed to maximize potency and duration of effect. Adagio is developing its lead product candidate, ADG20, for the treatment and prevention of coronavirus disease 2019, or COVID-19, the disease caused by the virus SARS-CoV-2 and its variants. Adagio aims to address COVID-19 and future potential viral outbreaks by building a portfolio of antibodies with broadly neutralizing activity against multiple members of the coronavirus family or additional viruses with pandemic potential. Pre-clinical data show that their lead product candidate, ADG20, has demonstrated potent neutralizing activity against SARS-CoV-2 and the emerging variants that have been associated with lower efficacy rates of certain vaccines and that are resistant or partially resistant to a subset of currently available or clinical-stage monoclonal antibody programs. They plan to advance ADG20 through global clinical trials for both the treatment and prevention of COVID-19. Beyond ADG20, Adagio’s portfolio of SARS-CoV-2 antibodies target distinct viral epitopes from that of ADG20 and are being developed for potential use as combination therapies. For more information: www.adagiotx.com

About Skylight Health Group Inc.

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

John Evans
john.evans@skylighthealthgroup.com
415-309-0230

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